SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

FORMULA SYSTEMS (1985) LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

346414 105

(CUSIP Number)

Guy Bernstein Emblaze Ltd. 22 Zarhin Street Ra’anana, Israel +972-9-7699500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2008

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 346414 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emblaze Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,820,091
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,820,091
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,820,091
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 to Schedule 13D amends certain information set forth in the Schedule 13D filed by the reporting person with the Securities and Exchange Commission on November 30, 2006 (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed by the reporting person with the Securities and Exchange Commission on December 26, 2006, Amendment No. 2, filed by the reporting person with the Securities and Exchange Commission on February 1, 2007, and Amendment No. 3, filed by the reporting person with the Securities and Exchange Commission on April 10, 2007. This Amendment No. 4, like the Initial Schedule 13D and Amendments Nos. 1, 2 and 3, relates to the ordinary shares, nominal value NIS 1.00 per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive office of the Issuer is 3 Abba Eban Boulevard, Herzeliya, Israel. Except as set forth in this Amendment No. 4, all information included in the Initial Schedule 13D and in Amendments No. 1, 2 and 3 is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

On December 19, 2007, the reporting person purchased 200 Ordinary Shares in a privately negotiated transaction, at a price of U.S. $ 13.05 per share. The reporting person financed the purchase of such Ordinary Shares through the use of personal funds.

On December 24, 2008, the reporting person purchased 206,691 Ordinary Shares in privately negotiated transactions, at a price of New Israeli Shekel 21 per shares (approximately U.S. $5.422 per share). The reporting person financed the purchase of such Ordinary Shares through the use of personal funds.

Item 4.	Purpose of Transaction.

Except as set forth herein, the reporting person does not have any plan or proposal which relates to or would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The reporting person may purchase or sell additional Ordinary Shares in open market or in privately negotiated transactions, subject to applicable law. In addition, the reporting person may seek the appointment of its representatives to the board of directors of the Issuer, subject to applicable law.

Item 5.	Interest in Securities of the Issuer.

(a)     The reporting person is the beneficial owner of 6,820,001 Ordinary Shares, constituting approximately 51.7% of the issued and outstanding Ordinary Shares.

(b)     The reporting person has the sole power to vote and direct the vote and the sole power to dispose or to direct to dispose all of the Ordinary Shares underlying this Amendment No. 4.

(c)     In the last 60 days (except as described in Item 3), the reporting person did not purchase any Ordinary Shares.

(d)     None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Emblaze Ltd. By: /s/ Guy Bernstein —————————————— Guy Bernstein Chief Executive Officer

Dated: December 30, 2008